Public Service Company of New Hampshire and Subsidiary					Exhibit 12
Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Thousands of Dollars)	2015	2014	2013	2012	2011
Earnings, as defined:
Net income	$114,442	$113,944	$111,397	$96,882	$100,267
Income tax expense	73,060	72,135	71,101	60,993	49,945
Equity in earnings of regional equity investees	(8)	(8)	(12)	(8)	(7)
Dividends received from regional equity investees	-	-	42	-	-
Fixed charges, as below	47,949	46,530	47,318	52,769	52,111
Less: Interest capitalized (including AFUDC)	(994)	(640)	(500)	(1,579)	(7,064)
Total earnings, as defined	$234,449	$231,961	$229,346	$209,057	$195,252

Fixed charges, as defined:
Interest expense	$45,990	$45,349	$46,176	$50,228	$44,147
Rental interest factor	965	541	642	962	900
Interest capitalized (including AFUDC)	994	640	500	1,579	7,064
Total fixed charges, as defined	$47,949	$46,530	$47,318	$52,769	$52,111

Ratio of Earnings to Fixed Charges	4.89	4.99	4.85	3.96	3.75